

05009470



RECEIVED
2005 JUL -6 A 11:

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

June 28, 2005 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated June 28, 2005

Enclosed is a copy of our News Release dated June 28, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

PROCESSED
JUL 0 6 2005
THOMSON
FINANCIAL

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001



DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

---

June 28, 2005

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE

UPDATE - MULTI-PIPE OR MULTI-VENT, DO27, LAC DE GRAS, NWT

The difference in grade between the 2005 mini and the 1994 bulk samples is that different pipes were sampled.

In a paper delivered at Cape Town, in 1998, by Doyle, B. J. et al. and to quote from its "Abstract", the following observations were made:

> "The Tli Kwi Cho kimberlite complex was discovered in the Lac de Gras area of the Slave Craton in 1993 by drill testing paired geophysical anomalies, DO27 and DO18. Subsequent geological and petrological work has shown it to be a unique occurrence. The kimberlite complex consists of four rock types. HK (hypabyssal kimberlite), PK (pyroclastic kimberlite), VK (volcaniclastic kimberlite) and XPK (xenolithic volcaniclastic kimberlite). All four rock types have distinct mineralogy and textures and are thought to represent separate emplacement events."

The recent mini bulk test showed that RC drill hole #3 intersected a kimberlite distinct from the kimberlite in holes RC1, 2, 4, 5, 6, suggesting that the entire DO27 kimberlite, at a minimum, is a collection of three distinct pipes, namely the "**PK**" (pyroclastic kimberlite), now referred to as the "**Main Vent**", the "**VK**" (volcaniclastic kimberlite) now referred to as the "**Minor Vent**" and a third pipe referred to as "**Fresh Olivine-Rich Pipe**", located at the Southern most part of the DO27 and discovered during the current exploration program.

The 3,003 tonne bulk test in 1994 primarily tested the VK or Minor Vent and not the PK or Major Vent. The southwestern drift and its penetration into the Major Vent was described as, "A second failure occurred **shortly after entering the Apple Green Tuff (Major Vent)**", and was thus abandoned, and a northwestern drift was commenced, entirely within the Minor Vent, and almost all of the 3,003 tonne sample extracted, at that time, came from this Minor Vent.

The balance of the sample, 1,257.7 tonnes, came from the low grade, 22m thick, precursor HK (hypabyssal kimberlite) sill located, at the eastern flank of the DO27, and intersected at a depth of 90m with the common drift leading to the Y shaped southwestern and northwestern drifts and separated from the Minor Vent by a granitic raft.

The current 150 tonne mini bulk sample appears to be the first real sample obtained from the Major Vent of the DO27.

The highest quality gem diamond recovered in 1994 was a 3.6 ct stone valued at the time, between US$450 - $800 per carat, and the largest a 10/ct industrial stone valued at US$10 per carat.

Evaluation of the diamonds from the current program is pending.

"XPK" kimberlite (xenolithic volcaniclastic kimberlite or granitic bolder rich) refers to the DO18 pipe, about 700 meters to the north of the DO27, and appears to be connected to the Minor Vent of the DO27 by a "gravity low" corridor.

In 1994 the observation was made that the stones recovered were generally of good quality but small, resulting in a low price per carat. A guest lecturer at UBC, Prof. Volkar Lorenz, in various publications, has advanced the theory that kimberlite pipes are usually formed by phreatomagmatic processes – the interaction between ground water and the rising magma – resulting in a series of steam explosion causing, in effect, the "winnowing of diamonds", smaller stones at the edge and larger stone at the center of a pipe, a more complex evolvement of a pipe than is generally assumed and may be applicable to the DO27, with its complex and Multi-Vent formation.

The Abstract refers to a "unique occurrence" of the Tli Kwi Cho, however, in discussions with other geologists, a large pipe for the Slave Craton, DO27, 9 hectares, with multiple vents or several pipes within a larger envelope, is not that uncommon, smaller pipes within larger envelope may have different ages of emplacement, grades and quality of diamonds within each pipe.

An infrared study in 1999, of some of diamonds from Minor or VK kimberlite and the precursor HK sill suggested that diamonds from the Minor Vent are similar in terms of nitrogen impurity content (finger printing) to that of diamonds from the Premier pipe, (South Africa) and diamonds from the Hypabyssal sill, low grade, in terms of nitrogen impurity content are very similar to diamonds from the Coromandel area (Brazil), which is known for the presence of large (200 – 300 cts) diamonds in its placer, suggesting the possibility that very large (over 100cts) stones may occur among the diamonds from DO27 pipe, in particular, from the low grade precursor Hypabyssal sill.

With respect to the last foregoing paragraph, reference was made to report prepared by Dr. Felix Kaminsky (1999) for Dentonia Resources Ltd., partially reprinted in "The Canadian Mineralogist", Vol. 39, 2001, and a book "Diamond" by Gordon Davies, King's College, London, which discusses in detail the significance of nitrogen impurities and configurations in diamonds, their uniqueness to each pipe, and suggest that similar nitrogen impurities and configuration should have similar growing conditions (time, temperature, pressure) and if all other conditions are equal, should result in similar diamond populations.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President